Contacts in Buenos Aires	Contact in New York

Investor Relations

Gonzalo Castro Olivera, Finance & IR Manager

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Kevin Kirkeby kkirkeby@hfgcg.com Tel: (646) 284-9416

TGS Reports First Quarter 2005 Results

FOR IMMEDIATE RELEASE: Thursday, May 5, 2005

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Ps. 93.2 million Net Income, or Ps. 0.117 per share, (Ps. 0.587 per ADS) for the three month period ended March 31, 2005, compared to the Ps. 100.4 million or Ps. 0.126 per share (Ps. 0.632 per ADS) reported for the same period of 2004.

Almost 50% of the Net Income for the first quarter of 2005 was explained by the Argentine Peso revaluation effect on the net monetary position in US dollar, which amounted to Ps. 46.2 million.

The lower Net Income for the first quarter of 2005 is mainly due to a decrease in the Company’s natural gas liquids (“NGL”) sales, which was partially offset by a slight increase of the other two business segments as well as a reduction of financial expenses.

 First Quarter 2005 vs. First Quarter 2004

In the three month period ended March 31, 2005, TGS posted total net revenue of Ps. 231.5 million in comparison with the Ps. 245.1 million earned in the first quarter of 2004.

Gas Transportation revenue for the first quarter of 2005 was Ps. 109.5 million, showing a 3.3% increase when compared to the Ps. 106.0 million earned in the same quarter of 2004. The increase was driven basically by higher sales of firm gas transportation services, resulting from new firm transportation capacity agreements effective May 2004.

The Gas Transportation segment represented approximately 47% and 43% of the Company’s total revenue for the first quarters of 2005 and 2004, respectively. Gas Transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as the prohibition to apply variations of local and international indexes, or any other type of price adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress thus far.

The NGL Production and Commercialization segment revenue decreased to Ps. 107.6 million in the three month period ended March 31, 2005 from Ps. 129.8 million for the same period of 2004, representing a 17.1% reduction. The decrease in revenue is mainly due to a 26% reduction of volumes sold, which represented a Ps. 25.1 million decrease, generated by insufficient natural gas offer from the producers. This negative impact was partially offset by the increase in international reference prices,  the effect of which amounted to Ps. 6.0 million.

NGL Production and Commercialization revenue accounted for approximately 46% and 53% of the total revenue for the first quarter of 2005 and 2004, respectively. NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the first quarter of 2005, Other Services revenues amounted to Ps. 14.4 million, a 54.8% increase when compared to the same period of 2004. This increase is mainly due to the effect of additional services being provided, including: (i) a Ps. 1.7 million increase in midstream, (ii) Ps. 1.8 million increase in construction services associated with the San Martín pipeline expansion and (iii) a Ps. 1.2 million increase from the expansion of client base in the telecommunication services.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 6% and 4% of the total revenue for the three month periods ended March 31, 2005 and 2004, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of Sales and Administrative and Selling Expenses for the first quarter of 2005 rose by Ps. 3.4 million, from Ps. 128.2 million registered in the first quarter of 2004 to Ps. 131.6 million for the same period of 2005, mainly due to: (i) a Ps. 4.3 million increase in tax on exports (rates increased from 5% to 20%, effective May 2004) and (ii) Ps. 2.1 of costs incurred for the San Martín pipeline expansion. Both of these negative effects were partially mitigated by a Ps. 3.2 reduction in NGL production costs, as the volume of natural gas purchased and the associated richness incentive payments were lower (generated by lower natural gas availability), partially compensated by increases in the related prices.

Net Financial Expense for the first quarter of 2005 amounted to Ps. 3.4 million. This amount includes an exchange rate gain of Ps. 46.2 million generated by the 2.1% Argentine Peso revaluation on the net monetary position in US dollars. Net Financial Expense for the 2005 period decreased by Ps. 8.0 million when compared to the first quarter of 2004. This positive variation is principally due to lower interest accruals, generated by the reduction in principal and the  lower effective interest rate following renegotiation.

Other Income increased from Ps. 0.2 million in the three month period ended March 31, 2004 to Ps. 4.9 million in the same period of 2005. This increase is attributable to a favorable  Court ruling  in connection with a legal action filed by the Argentine Tax Authority (“AFIP”) against TGS. Therefore, the Company posted the recovery of the Ps. 5.6 million allowance, booked in 2002.

For the first quarter of 2005, the Company reported a Ps. 8.4 million Income Tax expense, compared to Ps. 4.4 million for the same quarter of 2004. This  variation of Ps. 4.0 million is due basically to a lower reversal of the tax loss carryforward allowance posted in the 2005 period.

Liquidity and Capital Resources

Cash flow from operating activities for the three month period ended March 31, 2005 amounted to Ps. 122.7 million. These funds were applied as follows: (i) Ps. 42.3 million to investment activities, (ii) Ps. 25.6 million to financing activities and (iii) the remainder to increase TGS’s cash position.  Currently, TGS relies on cash generated from operations as its primary source of financing future activities.  For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 65.4 MMm³/d or 2.3 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía and a subsidiary and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three month periods ended

March 31, 2005 and 2004

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

Three month period ended March 31, 2005	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	109.5	107.6	14.4	-	231.5
Operating income (loss)	52.5	49.9	4.1	(6.6)	99.9
Depreciation of PP&E	34.7	7.2	3.3	0.6	45.8
Additions to PP&E	41.5	1.3	-	0.3	43.1
Identifiable assets	3,973.1	418.9	188.8	538.6	5,119.4
Identifiable liabilities	39.4	42.0	3.0	2,735.2	2,819.6

Three month period ended March 31, 2004
Net revenues	106.0	129.8	9.3	-	245.1
Operating income (loss)	49.3	73.0	1.7	(7.1)	116.9
Depreciation of PP&E	33.9	6.6	3.4	1.1	45.0
Additions to PP&E	15.6	2.0	2.0	0.1	19.7
Year ended December 31, 2004
Identifiable assets	4,004.4	452.3	194.9	493.9	5,145.5
Identifiable liabilities	68.6	43.5	4.8	2,822.0	2,938.9

Breakdown of Net Financial Expense for the three month periods ended

March 31, 2005 and 2004

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

	2005	2004
Generated by Assets
Interest	3.5	0.9
Foreign exchange loss	(10.9)	(16.4)
Others	0.1	(5.4)
Total	(7.3)	(20.9)
Generated by Liabilities
Interest expense	(50.1)	(55.0)
Foreign exchange gain	57.1	68.9
Intangible assets amortization	-	(1.7)
Others	(3.1)	(2.7)
Total	3.9	9.5

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the three month periods ended March 31, 2005 and 2004

	2005	2004
Cash flows provided by operating activities		
Net income for the period	93,2	100,4
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	45,8	45,0
Amortization of intangible assets	2,6	4,4
Write-off of property, plant and equipment	4,3	2,9
Decrease in allowances and provisions	(5,8)	(4,3)
Equity in (earnings) losses of affiliate	(0,2)	0,9
Interest expense accrual	50,1	55,0
Income tax accrued	8,4	4,4
Interest expense paid	(41,9)	-
Result for inflation and foreign exchange rate earnings	(54,9)	(63,5)
Asset tax paid	(6,7)	(6,1)
Changes in assets and liabilities:		
Trade receivables	35,1	(23,6)
Other receivables	28,4	(8,3)
Inventories	(0,3)	1,8
Accounts payable	(33,8)	8,5
Payroll and social security taxes	(3,8)	(2,6)
Taxes payable	3,6	10,0
Other liabilities	(1,4)	0,3
Others	-	(4,0)
Cash flows provided by operating activities	**122,7**	**121,2**
Cash flows used in investing activities		
Purchases of property, plant and equipment	(42,3)	(20,3)
Cash flows used in investing activities	**(42,3)**	**(20,3)**
Cash flows used in financing activities		
Advance payments from clients	11,8	-
Payments of loans	(37,4)	-
Cash flows used in financing activities	**(25,6)**	**-**
Net increase in cash and cash equivalents	**54,8**	**100,9**
Cash and cash equivalents at the begining of year	**335,8**	**672,2**
Cash and cash equivalents at the end of period	**390,6**	**773,1**